UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016
Commission File No. 001-37596

FERRARI N.V.
(Translation of Registrant’s Name Into English)

Via Abetone Inferiore n.4
I-41053 Maranello (MO)
Italy
Tel. No.: +39 0536 949111
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)
(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)
(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

This Form 6-K/A (this “Amendment”) amends the report on Form 6-K originally submitted by Ferrari N.V. (“Ferrari”) to the U.S. Securities and Exchange Commission on August 5, 2016 (the “Original Filing”). Ferrari is submitting this Amendment solely to correct typographical errors in the date of the Original Filing and the description of the Exhibit furnished therewith.

This Amendment does not affect the Interim Report for the three and six months ended June 30, 2016 furnished as an Exhibit to the Original Filing.  The Exhibit furnished with this Amendment is unchanged and identical to the Exhibit furnished with the Original Filing.

The following exhibit is furnished herewith:

Exhibit 99.1	Ferrari N.V. Interim Report for the three months and six months ended June 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2016	FERRARI N.V.

	By:	/s/ Alessandro Gili
Name: Alessandro Gili
Title: Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Ferrari N.V. Interim Report for the three months and six months ended June 30, 2016.